Contact

www.linkedin.com/in/dede-coleman-5b2761263 (LinkedIn)

Top Skills

Retail Sales
Employee Training
Supervisory Skills

DeDe Coleman

Vice-President at 2 Row Brewing
Midvale, Utah, United States

Experience

2 Row Brewing

Business Owner
June 2015 - Present (9 years 11 months)
Midvale, Utah, United States